Exhibit 99.1

NewsRelease

TC Energy files 2019 annual disclosure documents

CALGARY, Alberta - Feb. 13, 2020 - News Release - TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) has today filed with Canadian securities authorities:

•	Audited Consolidated Financial Statements for the year ended December 31, 2019 with related Management’s Discussion and Analysis (Annual Report); and

•	The Company’s Annual Information Form for the year ended December 31, 2019.

In addition, TC Energy filed its Form 40-F for the year ended December 31, 2019 with the United States Securities and Exchange Commission.

Copies of the filed documents are available at sedar.com, sec.gov (for the Form 40-F) and in the Investors section of the company website at www.tcenergy.com. Shareholders may request a paper copy of the audited Consolidated Financial Statements, free of charge, by calling the company at 1.800.661.3805.

About TC Energy
We are a vital part of everyday life - delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens - we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.

FORWARD-LOOKING INFORMATION

This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Fourth Quarter 2019 Financial Highlights release and the 2019 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Hejdi Carlsen
403.920.7859 or 800.608.7859

Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522